Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented under IFRS. The ratios of earnings to fixed charges for the periods presented under US GAAP do not differ significantly.

	Pro-forma for six-month ended June 30, 2007 (1)		Pro-forma for six-month ended June 30, 2007 (1)	Six-month ended June 30, 2007	Year ended December 31,
					2006	2005	2004	2003	2002 (2)
Earnings

Profit before tax and discontinued operations	360.7	(3)	683.2	251.0	670.6	603.4	557.7	482.4
Add fixed charges	172.8		360.5	178.7	373.1	392.7	378.1	391.1
Subtract capitalized interest	(1.5)		(2.9)	(1.5)	(2.9)	(3.0)	(1.7)	(2.8)
Earnings	532.0		1,040.8	428.2	1,040.8	993.1	934.1	870.7

Fixed Charges

Interest expensed and capitalized	119.5		266.3	125.4	278.9	303.4	290.9	305.3
Add amortized premiums, discounts and capitalized expenses related to indebtedness	11.7		9.9	11.7	9.9	10.3	7.9	3.8
Add estimate of the interest within rental expense	41.6		84.3	41.6	84.3	79.1	79.4	82.0
Fixed charges	172.8		360.5	178.7	373.1	392.8	378.2	391.4

Ratio of earnings to fixed charges	3.08x		2.89x	2.40x	2.79x	2.53x	2.47x	2.23x

(1)	The pro-forma ratio is adjusted for the interest differential related to the refinancing of the purchase of 1.1 USD million Delhaize America debt.
(2)	IFRS information is not required to be presented for this period.
(3)	Adjusted for the EUR 103.8 million one-time charge related to the purchase of USD 1.1 million Delhaize America debt.